Exhibit 11

CONSENT
OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in Form 1-K of our report dated April 29, 2026, with respect to the balance sheets of Howloo, Inc. DBA Blackout Coffee Co. as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2025 and 2024 and the related notes to the financial statements, which report appears in the Company’s filing. Our opinion does not cover any subsequent events occurring after the date of our report, April 29, 2026, through the date of this letter that may have an impact on the financial statements.

SetApart Accountancy Corp

April 30, 2026

Calabasas, California